Mail Stop 4561

January 4, 2007

Mr. Doug W. Naidus
Chairman and Chief Executive Officer
MortgageIT Holdings, Inc.
33 Maiden Lane
New York, NY   10038

>   **Re: MortgageIT Holdings, Inc.**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 15, 2006**

Dear Mr. Naidus:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

>   Sincerely,

>   Daniel L. Gordon
>   Branch Chief